UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259) and on August 4, 2023 (File No. 333-273709).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on each of May 11, 2022, December 6, 2022, April 3, 2023 and July 25, 2023, RedHill Biopharma Ltd. (the “Company”) issued to certain investors (each, a “Holder” and collectively, the “Holders”) ordinary share purchase warrants represented by American Depositary Shares (“ADS”) (as amended, the “May Warrants”, as amended, the “December Warrants”, as amended, the “Class B Warrants”, and the “July Warrants”, respectively, and collectively, the “Existing Warrants”). The issuance or resale of the ADSs, as applicable, representing ordinary shares underlying the Existing Warrants (the “Existing Warrant ADSs”) have been registered pursuant to registration statements on Form F-3 (File Nos. 333-258259 and 333-273709), which are currently effective and, upon exercise of the Existing Warrants, will, to the Company’s knowledge, be effective for the issuance or resale, as applicable, of the Existing Warrant ADSs.

On September 28, 2023, pursuant to an inducement letter (the “Inducement Letter”) issued by the Company to the Holders, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 4,301,923  ADSs at an exercise price of $0.47 per ADS, reduced from a prior exercise price of $1.80 per ADS, in consideration for the issuance to each exercising Holder of a new unregistered ordinary share purchase warrant (the “New Warrants”) represented by ADSs to purchase up an aggregate of 8,603,846 ADSs (the “New Warrant ADSs”), equal to 200% of the number of Existing Warrant ADSs issued in connection with the Inducement Letter to the Holders, at an exercise price of $0.47 per ADS. The New Warrants will have a term of exercise of (i) five years as to the New Warrants issued pursuant to the May Warrants, the December Warrants and the July Warrants, and (ii) eighteen (18) months as to the New Warrants issued pursuant to the Class B Warrants exercised pursuant to the Inducement Letter. As soon as practicable (and in any event within fifteen (15) calendar days of the date of the Inducement Letter), the Company shall file a registration statement on Form F-3 (or other appropriate form if the Company is not then F-3 eligible) providing for the resale by the Holders of the New Warrant ADSs issued and issuable upon exercise of the New Warrants.

The descriptions of the Inducement Letter and New Warrants are set forth in this Report of Foreign Private Issuer on Form 6-K and are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 1.1 and 1.2, respectively.

Exhibit No.	Description
1.1	Form of Inducement Letter, by and between the Company and Holders, dated September 28, 2023.
1.2	Form of New Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: September 29, 2023	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer